Correspondence

November 8, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Ronald E. Alper

Re:	Silver Bull Resources, Inc.
Registration Statement on Form S-1
Filed October 24, 2016
 File No. 333-214228

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silver Bull Resources, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 2:00 p.m. Eastern Standard Time on Thursday, November 10, 2016, or as soon thereafter as is practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Very truly yours,

/s/ Sean Fallis
Sean Fallis
Chief Financial Officer

cc: Brian Boonstra, Esq., Davis Graham & Stubbs LLP